John-Paul Motley

T: +1 213 561 3204

jpmotley@cooley.com

September 12, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

Washington, D.C. 20549

Attn:	Christina Chalk

Re:	Moatable, Inc.
Schedule TO-I filed September 3, 2025
SEC File No. 005-86666

Ladies and Gentlemen:

On behalf of Moatable, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated September 10, 2025 with respect to the Company’s Schedule TO-I, as filed on September 3, 2025. The Company is concurrently filing Amendment No. 1 to Schedule TO-I, which includes changes that reflect the responses to the Comments and certain other changes (the “Revised Schedule TO”). The Revised Schedule TO includes a Supplemental Letter, dated September 12, 2025 (the “Supplemental Letter”), to holders of Class A Ordinary Shares of the Company (including Class A Ordinary Shares represented by ADSs).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Any capitalized terms not otherwise defined herein have the meaning provided in the Revised Schedule TO.

Schedule TO-I filed September 3, 2025

If I am a holder of Class A Ordinary Shares or vested share options, how do I participate in the Offer?, page 6

1.	The disclosure here indicates that depositing Class A Shares with the Depositary for conversion into ADSs eligible to be tendered requires the prior consent of the Company. Please expand the disclosure of how this process works, and on what basis the Company might not provide the required authorization. See also, our comments below regarding more general concerns about this aspect of the structure of the offer.

Cooley LLP 355 S. Grand Avenue Suite 900 Los Angeles, CA 90071-1560

t: +1 213 561 3250 f: +1 213 561 3244 cooley.com

U.S. Securities and Exchange Commission

September 12, 2025

Response:

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that Company has included disclosure in the Supplemental Letter to amend the disclosure on page 6 of the Offer to Purchase. The Supplemental Letter notifies the holders of Class A Ordinary Shares that, in order to deposit Class A Ordinary Shares for conversion into ADSs in connection with the Offer, such holders will not be required to obtain the consent of the Company for conversion of Class A Ordinary Shares into ADSs in connection with the Offer.

If I own fewer than 100 ADSs and I tender all of them, will I be subject to proration?, page 8

2.	Rule 13e-4(f)(3) requires an issuer conducting a partial tender offer that is oversubscribed to purchase tendered securities on a pro rata basis. Rule 13e-4(f)(3)(i) modifies such obligation as to target security holders who own less than 100 shares of the target securities and who tender their entire holdings. As expressed in comments below, it appears the relevant class for these purposes is the Class A Ordinary Shares, 45 of which make up a single ADS. Please modify the disclosure here to address holders of fewer than 100 Class A Ordinary Shares, rather than holders of fewer than 100 ADSs, which could encompass holders of up to 4,455 Class A Ordinary Shares.

Response:

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that the Company has included disclosure in the Supplemental Letter to amend the disclosure on page 8 of the Offer to Purchase. The Supplemental Letter includes disclosure that the odd lot priority will apply only to any person who holds or beneficially owns a total of fewer than 100 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs).

Plans and Proposals, page 18

3.	We note the disclosure here and elsewhere in the Offer to Purchase that the Company is currently eligible to deregister and terminate its reporting obligations, and may choose to do so after this offer is completed. Since whether or not the Company will remain a reporting issuer appears material to a decision whether to tender into this offer, please expand to discuss the factors upon which such decision will be based and when the Company anticipates making it.

Response:

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that it included disclosure in the Supplemental Letter to amend the disclosure on page 18 of the Offer to Purchase. The Supplemental Letter includes disclosure that the Company intends to decide whether it will suspend its reporting obligations with the SEC prior to December 31, 2025 based on its cost analysis of its ongoing reporting obligations and the trading and liquidity of its ADSs in the over-the counter market, as reported by the Pink Limited Market.

Cooley LLP 355 S. Grand Avenue Suite 900 Los Angeles, CA 90071-1560

t: +1 213 561 3250 f: +1 213 561 3244 cooley.com

U.S. Securities and Exchange Commission

September 12, 2025

Source and Amount of Funds, page 28

4.	Describe any material conditions to the contemplated debt financing, and describe any alternate financing arrangements, if applicable. If none, so state. See Item 1007(b) of Regulation M-A and Item 7 of Schedule TO.

Response:

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that it has included disclosure in the Supplemental Letter to eliminate the Financing Condition as a condition to the Offer. The Supplemental Letter also includes disclosure of the material terms of the Company’s new credit facility, under which the Company borrowed $9.75 million on September 11, 2025. The Company also amended “Item 12. Exhibits,” as reflected in the Revised Schedule TO, to include the loan agreement, pledge agreement and line of credit note as exhibits to the Revised Schedule TO.

General

5.	We note the following statement, which appears in multiple places in the Offer to Purchase: "This Offer is for ADSs. Tender of any other securities, including Class A Ordinary Shares... will not be accepted..." Each ADS represents 45 Class A Ordinary Shares. Class A Ordinary Shares can be tendered only if first converted into ADSs, and such conversion is subject to the approval of the Company. Rule 13e-4(f)(8)(i) requires a tender offer to be open to all holders of the subject class of securities, which in this instance, is the Class A Ordinary Shares that make up the ADSs. Please provide an analysis in your response letter as to how the structure of this offer is consistent with the all-holders requirements of Rule 13e-4(f)(8)(i). Your analysis should analyze the relevant class here, and should address, among other issues, how holders of fewer than 45 Class A Ordinary Shares could participate in this offer.

Response:

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that it has included disclosure in the Supplemental Letter to reflect that the Offer now constitutes an offer to purchase up to 225,000,000 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs), at a price of $3.00/45 per Class A Ordinary Share (or $3.00 per ADS), net to the seller in cash, less any applicable withholding taxes, and, in the case of ADSs, less a cash distribution fee of $0.05 per ADS accepted for purchase in the Offer that will be paid to Citibank, N.A., the Company’s ADS Depositary, and without interest. The Company has removed any references that the offer is for ADSs only and revised to clarify that the Offer is for Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs).The Company also included updated instructions for the tender of Class A Ordinary Shares that are not represented by ADSs. In addition, the Company amended “Item 12. Exhibits,” as reflected in the Revised Schedule TO, to include an updated letter of transmittal and notice of withdrawal for Class A Ordinary Shares represented by ADSs and to add a notice of instruction and notice of withdrawal for Class A Ordinary Shares not represented by ADSs.

Cooley LLP 355 S. Grand Avenue Suite 900 Los Angeles, CA 90071-1560

t: +1 213 561 3250 f: +1 213 561 3244 cooley.com

U.S. Securities and Exchange Commission

September 12, 2025

6.	See our last comment above. Current disclosure indicates that holders of Class A Ordinary Shares must convert those securities into ADSs in order to tender into this offer. They must pay an "issuance fee" to do so, which is in addition to the fee to be deducted from the offer proceeds payable to those who tender ADSs. Please explain in your response letter how such structure is consistent with the best price provisions of Rule 13e-4(f)(8)(ii), as it appears that payment of an "entrance fee" would be unique to existing holders of Class A Ordinary Shares.

Response:

The Company acknowledges the Staff’s Comment and respectfully advises the Staff that it has included disclosure in the Supplemental Letter to amend the disclosure on page 6 of the Offer to Purchase. The Supplemental Letter notifies the holders of Class A Ordinary Shares that, should they wish to deposit Class A Ordinary Shares for conversion into ADSs in connection with the Offer, they will not be required to pay any issuance fees payable to the ADS Depositary. The Company has agreed to pay for any such issuance fees payable to the ADS Depositary.

*     *     *

Please contact me at (213) 561-3204 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ John-Paul Motley
John-Paul Motley

cc:	Joseph Chen, Moatable, Inc.
Scott Stone, Moatable, Inc.
Will Cai, Cooley LLP

Cooley LLP 355 S. Grand Avenue Suite 900 Los Angeles, CA 90071-1560

t: +1 213 561 3250 f: +1 213 561 3244 cooley.com